Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES DELIVERY OF THE AFRAMAX TANKER, M/T P. MONTEREY

ATHENS, Greece, December 5, 2022 - Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced that, through a separate wholly-owned subsidiary, it has taken delivery of the M/T P. Monterey (formerly “Phoenix Beacon”), a 2011-built Aframax tanker vessel of 105,525 dwt that the Company entered into an agreement to purchase in September 2022.

As previously announced, the M/T P. Monterey was acquired for a total purchase price of US$35 million and partially financed through the recently announced term loan facility with Piraeus Bank S.A. Following the delivery, as previously disclosed, the vessel will commence a time charter contract with ST Shipping & Transport Pte Ltd., a wholly-owned subsidiary of Glencore, at a daily rate of US$32,000 per day for a period of twenty-four (24) months +/- 45 days at the option of the charterer.

The M/T P. Monterey is equipped with a ballast water treatment system (BWTS), and its next scheduled special survey is not due until 2026. The vessel is the third vessel delivered to the Company during the course of this year.

The Company’s fleet currently consists of seven (7) Aframax tanker vessels and one (1) Aframax tanker vessel expected to be delivered within December.

Commenting on this delivery, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The acquisition of the M/T P. Monterey marks another important milestone for our Company. In the short span of six months and following the delivery of our most recent acquisition later this month, the M/T P. Long Beach, our initial five-vessel fleet will have nearly doubled in size and will consist of eight modern, high specification Aframax tankers. As previously announced, the employment of the M/T P. Monterey will generate approximately US$22 million of gross revenue for the minimum duration of the charter, thereby contributing to our fleet-wide base of secured revenues of approximately US$85 million. We expect to further supplement this steady cashflow through the operation of our remaining tankers in the spot market, which we believe demonstrates sustainably strong fundamental conditions, as voyage charter rates for Aframax tankers are currently at historically high levels.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.